

September 11, 2013

Via E-mail
Mr. Robert G. Adams
Chief Executive Officer
National HealthCare Corporation
100 E. Vine Street
Murfreesboro, TN
37130

> **Re:** **National HealthCare Corporation**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 15, 2013**
> **Form 10-Q for the quarterly period ended March 31, 2013**
> **Filed May 8, 2013**
> **File No. 001-13489**

Dear Mr. Adams:

We have reviewed your response letter dated August 26, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

Definitive Proxy Statement Incorporated by Reference Into Part III

Compensation Discussion & Analysis, page 17

2. Bonus Compensation, page 18

1.   We note your response to comment 3 in our letter dated July 18, 2013. However, your proposed disclosure does not make clear exactly how the committee determined the amount

of each of the two target awards. Please quantify the specific targets and goals used to determine to amounts of Messrs. Flatt's and Ussery's awards under their respective performance plans as well as their actual performance levels, and explain how the committee determined each target award for the current year.

Form 10-Q, March 31, 2013

Financial Statements

Change in Accounting Principle, page 9

2.   We note from your proposed future disclosure offered in response to comment four of our letter dated July 18, 2013 that you plan to include 40% of the estimated future apartment appreciation in your calculation of the recorded entrance fee liability due residents. Please tell us in detail why it is appropriate to recognize such appreciation as an entrance fee liability pursuant to ASC 954-430-25-1. Explain how you plan to account for changes in the amounts estimated for the 40% of future apartment appreciation as apartment appreciation fluctuates.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director